Exhibit 99.1

ZIM Reports Financial Results for the Second Quarter of 2023

Reported Revenues of $1.3 Billion, Net Loss of $213 Million, Adjusted EBITDA1 of $275 Million and Adjusted EBIT Loss1 of $147 Million

Haifa, Israel, August 16, 2023 – ZIM Integrated Shipping Services Ltd. (NYSE: ZIM), a global container liner shipping company, announced today its consolidated results for the three and six months ended June 30, 2023.

Second Quarter 2023 Highlights
•
Net loss for the second quarter was $213 million (compared to net income of $1,336 million in the second quarter of 2022), or a diluted loss per share of $1.79[2] (compared to diluted earnings per share of $11.07 in the second quarter of 2022). Net loss for the quarter was negatively impacted by a non-cash after tax item of $51 million related to the redelivery of certain vessels.

•	Adjusted EBITDA for the second quarter was $275 million, a year-over-year decrease of 87%
•	Operating loss (EBIT) for the second quarter was $168 million, compared to operating income of $1,764 million in the second quarter of 2022
•	Adjusted EBIT loss for the second quarter was $147 million, compared to Adjusted EBIT of $1,764 million in the second quarter of 2022
•	Revenues for the second quarter were $1,310 million, a year-over-year decrease of 62%
•	Carried volume in the second quarter was 860 thousand TEUs, a slight year-over-year increase
•	Average freight rate per TEU in the second quarter was $1,193, a year-over-year decrease of 67%
•	Net leverage ratio[1] of 0.5x at June 30, 2023, compared to 0.0x as of December 31, 2022; net debt of $1,633 million, compared to net cash of $279 million as of December 31, 2022
•	Full year 2023 guidance: the Company expects to generate Adjusted EBITDA of $1.2 billion to $1.6 billion and Adjusted EBIT loss of $500 to $100 million[3]

1 See disclosure regarding “Use of Non-IFRS Financial Measures.”
2 The number of shares used to calculate the diluted earnings per share is 120,195,365. The number of outstanding shares as of June 30, 2023 was 120,218,275.
3 The Company does not provide IFRS guidance because it is not readily available. See disclosure regarding “Use of Non-IFRS Measures in the Company’s 2023 Guidance.”

Eli Glickman, ZIM President & CEO, stated, “We continue to take proactive steps to respond to current market realities, with a focus on minimizing costs while optimizing our commercial strategy. We have taken action to rationalize our existing capacity and routinely review our services to adapt our network to customer preferences and identify new commercial opportunities. We also explore opportunities to leverage operational collaborations to improve efficiencies. At the same time, as the year progresses, and into 2024, we expect our cost structure to improve in tandem with the delivery of our highly competitive, fuel-efficient, newbuild tonnage, including 28 LNG-powered vessels.”

Mr. Glickman added, “Although our second quarter results reflected continued near-term challenges in the container shipping market, our total cash position of $3.2 billion at quarter’s end remains strong. We believe our ample liquidity and solid balance sheet will enable ZIM to operate from a position of strength and maintain a long-term view even during a prolonged period of market weakness. As we overhaul our fleet profile and advance ESG objectives, for both ZIM and customers, we remain confident in the Company’s strategic positioning to drive profitable growth over the long term.”

Mr. Glickman concluded, “Based on a soft peak season and demand that is expected to remain subdued for the remainder of the year, ZIM forecasts full year Adjusted EBITDA of $1.2 billion to $1.6 billion and Adjusted EBIT loss of $500 million to $100 million in 2023. Moving ahead, we are committed to leveraging digital initiatives, enhancing our commercial and operational resilience, and further implementing our differentiated strategy to best serve our customers and generate sustainable value for shareholders.”

Summary of Key Financial and Operational Results
	Q2.23	Q2.22	1H.23	1H.22
Carried volume (K-TEUs)	860	856	1,629	1,715
Average freight rate ($/TEU)	1,193	3,596	1,286	3,722
Total Revenues ($ in millions)	1,310	3,429	2,684	7,145
Operating income (loss) (EBIT) ($ in millions)	(168)	1,764	(182)	4,007
Profit (loss) before income tax ($ in millions)	(272)	1,736	(337)	3,955
Net income (loss) ($ in millions)	(213)	1,336	(271)	3,047
Adjusted EBITDA[1] ($ in millions)	275	2,101	648	4,634
Adjusted EBIT[1] ($ in millions)	(147)	1,764	(160)	4,006
Adjusted EBITDA margin (%)	21	61	24	65
Adjusted EBIT margin (%)	(11)	51	(6)	56
Diluted earnings (loss) per share ($)	(1.79)	11.07	(2.29)	25.26
Net cash generated from operating activities ($ in millions)	347	1,710	520	3,370
Free cash flow[1] ($ in millions)	321	1,639	463	3,122
	JUN.23	DEC.22
Net debt (Net cash)[1] ($ in millions)	1,633	(279)

Financial and Operating Results for the Second Quarter Ended June 30, 2023
Total revenues were $1.31 billion for the second quarter of 2023, compared to $3.43 billion for the second quarter of 2022.

ZIM carried 860 thousand TEUs in the second quarter of 2023, compared to 856 thousand TEUs in the second quarter of 2022. The average freight rate per TEU was $1,193 for the second quarter of 2023, compared to $3,596 for the second quarter of 2022.

Operating loss (EBIT) for the second quarter of 2023 was $168 million, compared to operating income of $1,764 million for the second quarter of 2022, resulting mainly from the decrease in freight rates.

Net loss for the second quarter of 2023 was $213 million, compared to net income of $1,336 million for the second quarter of 2022. The expected redelivery of certain vessels sold and leased back by the Company in 2018 negatively impacted net loss by a non-cash after tax amount of $51 million.

Adjusted EBITDA was $275 million for the second quarter of 2023, compared to $2,101 million for the second quarter of 2022. Adjusted EBIT loss was $147 million for the second quarter of 2023, compared to Adjusted EBIT of $1,764 million for the second quarter of 2022. Adjusted EBITDA and Adjusted EBIT margins for the second quarter of 2023 were 21% and -11%, respectively. This compares to 61% and 51% for the second quarter of 2022, respectively.

Net cash generated from operating activities was $347 million for the second quarter of 2023, compared to $1,710 million for the second quarter of 2022.

Financial and Operating Results for the Six Months Ended June 30, 2023
Total revenues were $2.68 billion for the first half of 2023, compared to $7.15 billion for the first half of 2022, primarily driven by the decrease in freight rates.

ZIM carried 1,629 thousand TEUs in the first half of 2023, compared to 1,715 thousand TEUs in the first half of 2022. The average freight rate per TEU was $1,286 for the first half of 2023, compared to $3,722 for the first half of 2022.

Operating loss (EBIT) for the first half of 2023 was $182 million, compared to operating income of $4,007 million for the first half of 2022. The decrease in operating income for the first half of 2023 was primarily driven by the above-mentioned decrease in revenues.

Net loss for the first half of 2023 was $271 million, compared to net income of $3,047 million for the first half of 2022. The expected redelivery of certain vessels sold and leased back by the Company in 2018 negatively impacted second quarter net loss by a non-cash after tax amount of $51 million.

Adjusted EBITDA was $648 million for the first half of 2023, compared to $4,634 million for the first half of 2022. Adjusted EBIT loss was $160 million for the first half of 2023, compared to $4,006 million for the first half of 2022. Adjusted EBITDA and Adjusted EBIT margins for the first half of 2023 were 24% and -6%, respectively. This compares to 65% and 56% for the first half of 2022.

Net cash generated from operating activities was $520 million for the first half of 2023, compared to $3,370 million for the first half of 2022.

Liquidity, Cash Flows and Capital Allocation
ZIM’s total cash position (which includes cash and cash equivalents and investments in bank deposits and other investment instruments) decreased by $1.4 billion from $4.6 billion as of December 31, 2022 to $3.2 billion as of June 30, 2023.4 Capital expenditures totaled $26 million for the second quarter of 2023, compared to $82 million for the second quarter of 2022. Net debt position as of June 30, 2023, was $1,633 million compared to net cash position of $279 million as of December 31, 2022, a change of $1,912 million. ZIM’s net leverage ratio as of June 30, 2023, was 0.5x, compared to 0.0x as of December 31, 2022.

4 On April 4, 2023, the Company distributed a dividend to shareholders of $6.40 per share or a total of approximately $769 million.

Use of Non-IFRS Measures in the Company’s 2023 Guidance
A reconciliation of the Company’s non-IFRS financial measures included in its full-year 2023 guidance to corresponding IFRS measures is not available on a forward-looking basis. In particular, the Company has not reconciled its Adjusted EBITDA and Adjusted EBIT because the various reconciling items between such non-IFRS financial measures and the corresponding IFRS measures cannot be determined without unreasonable effort due to the uncertainty regarding, and the potential variability of, the future costs and expenses for which the Company adjusts, the effect of which may be significant, and all of which are difficult to predict and are subject to frequent change.

Full-Year 2023 Guidance
As previously announced on July 12, 2023, the Company expects to generate Adjusted EBITDA of between $1.2 billion and $1.6 billion and Adjusted EBIT loss of $500 to $100 million. This guidance reflects continued weakness in freight rates across all the Company's trades, particularly in the Transpacific, which the Company expects to continue during the second half of 2023. Volume growth is also expected to be lower than originally forecasted, as demand continues to be subdued.

Dividend Policy and Second Quarter 2023 Dividend
ZIM’s dividend policy remains unchanged, according to which the Company intends to distribute 30-50% of annual net income as a dividend to shareholders. Dividend payments will be made on a quarterly basis at a rate of approximately 30% of the net quarterly income of the first three fiscal quarters of the year (cumulatively), while the total annual dividend amount to be distributed by the Company (including any interim dividends paid during the first three fiscal quarters of the year) will total 30-50% of the annual net income. All future dividends are subject to the Company’s Board discretion and to the restrictions provided by Israeli law.

In accordance with its dividend policy and in light of the net loss recorded in the second quarter of 2023, the Company will not distribute a dividend to shareholders on account of its second quarter results.

Conference Call Details
Management will host a conference call and webcast (along with a slide presentation) to review the results and provide a corporate update today at 8:00 AM ET.

To access the live conference call by telephone, please dial the following numbers: United States +1-800-715-9871 (toll free) or +1-646-307-1963; Israel +972-3-376-1144, UK/international +44-(0)20-3481-4247, and reference conference ID 8182738. The call (and slide presentation) will be available via live webcast through ZIM’s website, located at the following link. Following the conclusion of the call, a replay of the conference call will be available on the Company's website.

About ZIM
Founded in Israel in 1945, ZIM (NYSE: ZIM) is a leading global container liner shipping company with established operations in more than 90 countries serving approximately 34,000 customers in over 300 ports worldwide. ZIM leverages digital strategies and a commitment to ESG values to provide customers innovative seaborne transportation and logistics services and exceptional customer experience. ZIM's differentiated global-niche strategy, based on agile fleet management and deployment, covers major trade routes with a focus on select markets where the company holds competitive advantages. Additional information about ZIM is available at www.ZIM.com.

Forward-Looking Statements
The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about the Company, may include projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business. These statements are only predictions based on the Company’s current expectations and projections about future events or results. There are important factors that could cause the Company’s actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: market changes in freight, bunker, charter and other rates or prices, supply-demand fluctuations in the containerized shipping market, new legislation or regulation affecting the Company’s operations, new competition and changes in the competitive environment, our ability to achieve cost savings or expense reductions, the outcome of legal proceedings to which the Company is a party, global, regional and/or local political instability, inflation rate fluctuations, capital markets fluctuations and other risks and uncertainties detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission (SEC), including under the caption “Risk Factors” in its 2022 Annual Report filed with the SEC on March 13, 2023.

Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company assumes no duty to update any of these forward-looking statements after the date hereof to conform its prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

Use of Non-IFRS Financial Measures
The Company presents non-IFRS measures as additional performance measures as the Company believes that it enables the comparison of operating performance between periods on a consistent basis. These measures should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with Generally Accepted Accounting Principles as measures of profitability or liquidity. Please note that Adjusted EBITDA does not take into account debt service requirements, or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, the non-IFRS financial measures presented by the Company, may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated.

Adjusted EBITDA is a non-IFRS financial measure which we define as net income (loss) adjusted to exclude financial expenses (income), net, income taxes, depreciation and amortization in order to reach EBITDA, and further adjusted to exclude impairment of assets, non-cash charter hire expenses, capital gains (losses) beyond the ordinary course of business and expenses related to legal contingencies.

Adjusted EBIT is a non-IFRS financial measure which we define as net income (loss) adjusted to exclude financial expenses (income), net and income taxes, in order to reach our results from operating activities, or EBIT, and further adjusted to exclude impairment of assets, non-cash charter hire expenses, capital gains (losses) beyond the ordinary course of business and expenses related to legal contingencies.

Free cash flow is a non-IFRS financial measure which we define as net cash generated from operating activities minus capital expenditures, net.

Net debt is a non-IFRS financial measure which we define as face value of short- and long-term debt, minus cash and cash equivalents, bank deposits and other investment instruments.  We refer to this measure as net cash when cash and cash equivalents, bank deposits and other investment instruments exceed the face value of short- and long-term debt.

Net leverage ratio is a non-IFRS financial measure which we define as net debt (see above) divided by Adjusted EBITDA for the last twelve-month period. When our net debt is less than zero, we report the net leverage ratio as zero.

See the reconciliation of net income to Adjusted EBITDA and Adjusted EBIT and net cash generated from operating activities to free cash flow in the tables provided below.

Investor Relations:
Elana Holzman
ZIM Integrated Shipping Services Ltd.
+972-4-865-2300
holzman.elana@zim.com

Leon Berman
The IGB Group
212-477-8438
lberman@igbir.com

Media:
Avner Shats
ZIM Integrated Shipping Services Ltd.
+972-4-865-2520
shats.avner@zim.com

CONSOLIDATED BALANCE SHEET
(U.S. dollars in millions)

	June 30		December 31
	2023	2022	2022
	(Unaudited)	(Unaudited)	(Audited)

Assets
Vessels	5,005.4	4,405.3	4,409.9
Containers and handling equipment	1,209.8	1,281.4	1,242.8
Other tangible assets	124.3	77.7	98.5
Intangible assets	98.1	79.4	92.9
Investments in associates	29.3	17.8	22.0
Other investments	1,354.2	651.0	1,373.2
Other receivables	111.6	109.5	112.1
Deferred tax assets	2.5	2.3	2.3
Total non-current assets	7,935.2	6,624.4	7,353.7

Inventories	174.1	216.2	190.7
Trade and other receivables	671.0	1,346.2	825.7
Other investments	863.0	2,358.9	2,233.1
Cash and cash equivalents	1,040.3	946.8	1,022.1
Total current assets	2,748.4	4,868.1	4,271.6
Total assets	10,683.6	11,492.5	11,625.3

Equity
Share capital and reserves	1,994.8	2,010.6	1,987.7
Retained earnings	2,858.3	3,231.4	3,901.9
Equity attributable to owners of the Company	4,853.1	5,242.0	5,889.6
Non-controlling interests	2.0	6.2	6.3
Total equity	4,855.1	5,248.2	5,895.9

Liabilities
Lease liabilities	3,230.4	2,929.0	2,778.7
Loans and other liabilities	83.0	164.8	91.9
Employee benefits	42.4	50.0	45.2
Deferred tax liabilities	79.0	133.8	151.4
Total non-current liabilities	3,434.8	3,277.6	3,067.2

Trade and other payables	561.8	901.3	896.2
Provisions	53.4	30.8	50.2
Contract liabilities	208.4	577.5	238.9
Lease liabilities	1,522.1	1,377.2	1,380.8
Loans and other liabilities	48.0	79.9	96.1
Total current liabilities	2,393.7	2,966.7	2,662.2
Total liabilities	5,828.5	6,244.3	5,729.4
Total equity and liabilities	10,683.6	11,492.5	11,625.3

CONSOLIDATED INCOME STATEMENTS
(U.S. dollars in millions, except per share data)

	Six Months Ended June 30		Three Months Ended June 30		Year Ended December 31
	2023	2022	2023	2022	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Income from voyages and related services	2,683.9	7,145.2	1,309.6	3,428.8	12,561.6
Cost of voyages and related services
Operating expenses and cost of services	(1,913.6)	(2,380.6)	(973.9)	(1,262.3)	(4,764.5)
Depreciation	(795.4)	(616.0)	(414.9)	(331.6)	(1,370.3)
Gross profit (loss)	(25.1)	4,148.6	(79.2)	1,834.9	6,426.8

Other operating income	1.9	19.3	(8.2)	14.7	48.9
Other operating expenses	(10.1)	(0.2)	(6.5)	(0.1)	(0.9)
General and administrative expenses	(145.5)	(162.0)	(71.4)	(84.9)	(338.3)
Share of profit (loss) of associates	(2.9)	1.1	(2.5)	(0.3)	(0.7)

Results from operating activities	(181.7)	4,006.8	(167.8)	1,764.3	6,135.8

Finance income	82.1	47.4	37.7	26.0	130.9
Finance expenses	(237.2)	(99.2)	(142.0)	(53.9)	(239.4)

Net finance expenses	(155.1)	(51.8)	(104.3)	(27.9)	(108.5)

Profit (loss) before income taxes	(336.8)	3,955.0	(272.1)	1,736.4	6,027.3

Income taxes	66.0	(908.2)	59.4	(400.6)	(1,398.3)

Profit (loss) for the period	(270.8)	3,046.8	(212.7)	1,335.8	4,629.0

Attributable to:

Owners of the Company	(274.6)	3,041.9	(215.1)	1,333.1	4,619.4
Non-controlling interests	3.8	4.9	2.4	2.7	9.6
Profit (loss) for the period	(270.8)	3,046.8	(212.7)	1,335.8	4,629.0

Earnings (loss) per share (US$)
Basic earnings (loss) per 1 ordinary share	(2.29)	25.36	(1.79)	11.11	38.49
Diluted earnings (loss) per 1 ordinary share	(2.29)	25.26	(1.79)	11.07	38.35

Weighted average number of shares for earnings (loss) per share calculation:
Basic	120,182,399	119,950,718	120,195,365	119,990,308	120,012,375
Diluted	120,182,399	120,441,961	120,195,365	120,442,213	120,444,889

CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in millions)

	Six Months Ended June 30		Three Months Ended June 30		Year Ended December 31
	2023	2022	2023	2022	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(audited)

Cash flows from operating activities
Profit (loss) for the period	(270.8)	3,046.8	(212.7)	1,335.8	4,629.0

Adjustments for:
Depreciation and amortization	808.7	627.5	421.5	337.3	1,396.3
Net finance expenses	155.1	51.8	104.3	27.9	108.5
Share of profits and change in fair value of investees	2.2	(3.7)	1.8	(2.2)	(2.1)
Capital loss (gain), net	7.4	(15.8)	17.2	(11.8)	(42.7)
Income taxes	(66.0)	908.2	(59.4)	400.6	1,398.3
Other non-cash items	9.7	10.0	3.4	7.5	39.7
	646.3	4,624.8	276.1	2,095.1	7,527.0

Change in inventories	16.6	(97.2)	15.0	(42.4)	(71.7)
Change in trade and other receivables	176.9	(61.8)	33.7	34.5	496.6
Change in trade and other payables including contract liabilities	(95.9)	30.9	(4.2)	(5.1)	(325.7)
Change in provisions and employee benefits	2.9	(2.2)	1.5	(0.1)	15.9
	100.5	(130.3)	46.0	(13.1)	115.1

Dividends received	1.5		1.4		0.9
Interest received	88.0	7.4	38.5	4.2	53.2
Income taxes paid	(316.1)	(1,132.0)	(15.4)	(376.3)	(1,586.1)

Net cash generated from operating activities	520.2	3,369.9	346.6	1,709.9	6,110.1

Cash flows from investing activities
Proceeds from sale of tangible assets, intangible assets, and interest in investees	17.7	16.9	5.5	11.6	48.1
Acquisition and capitalized expenditures of tangible assets, intangible assets and interest in investees	(61.5)	(263.1)	(25.6)	(80.6)	(345.5)
Acquisition of investment instruments, net	(583.4)	(515.9)	(422.3)	(333.0)	(1,433.1)
Loans granted to investees	(1.7)
Change in other receivables	(14.0)	(2.6)	(5.8)	(2.3)	(20.2)
Change in other investments (mainly deposits), net	1,982.7	(189.1)	581.8	(288.9)	105.7
Net cash generated from (used in) investing activities	1,339.8	(953.8)	133.6	(693.2)	(1,645.0)

Cash flows from financing activities
Receipt of long-term loans and other long-term liabilities		59.2			59.2
Repayment of lease liabilities and borrowings	(861.4)	(532.5)	(466.4)	(323.6)	(1,449.4)
Change in short term loans	(21.0)	(53.5)		(33.5)	(53.5)
Dividend paid to non-controlling interests	(7.5)	(4.6)	(0.6)	(0.1)	(8.4)
Dividend paid to owners of the Company	(769.2)	(2,378.6)	(769.2)	(2,378.6)	(3,303.3)
Interest paid	(182.7)	(94.7)	(95.9)	(54.2)	(221.0)
Net cash used in financing activities	(1,841.8)	(3,004.7)	(1,332.1)	(2,790.0)	(4,976.4)

Net change in cash and cash equivalents	18.2	(588.6)	(851.9)	(1,773.3)	(511.3)
Cash and cash equivalents at beginning of the period	1,022.1	1,543.3	1,892.6	2,727.2	1,543.3
Effect of exchange rate fluctuation on cash held	0.0	(7.9)	(0.4)	(7.1)	(9.9)
Cash and cash equivalents at the end of the period	1,040.3	946.8	1,040.3	946.8	1,022.1

RECONCILIATION OF NET INCOME TO ADJUSTED EBIT
(U.S. dollars in millions)

	Six months ended June 30		Three months ended June 30
	2023	2022	2023	2022

Net income (loss)	(271)	3,047	(213)	1,336
Financial expenses, net	155	52	104	28
Income taxes	(66)	908	(59)	400
Operating income (EBIT)	(182)	4,007	(168)	1,764
Non-cash charter hire expenses	1	0	0	0
Capital loss (gain), beyond the ordinary course of business	21	(1)	21	0
Adjusted EBIT	(160)	4,006	(147)	1,764
Adjusted EBIT margin	(6)%	56%	(11)%	51%

RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA
(U.S. dollars in millions)

	Six months ended June 30		Three months ended June 30
	2023	2022	2023	2022

Net income (loss)	(271)	3,047	(213)	1,336
Financial expenses, net	155	52	104	28
Income taxes	(66)	908	(59)	400
Depreciation and amortization	809	627	422	337
EBITDA	627	4,634	254	2,101
Capital loss, beyond the ordinary course of business	21	0	21	0
Adjusted EBITDA	648	4,634	275	2,101
Adjusted EBITDA margin	24%	65%	21%	61%

RECONCILIATION OF NET CASH GENERATED FROM OPERATING ACTIVITIES TO FREE CASH FLOW
(U.S. dollars in millions)

	Six months ended June 30		Three months ended June 30
	2023	2022	2023	2022

Net cash generated from operating activities	520	3,370	347	1,710
Capital expenditures, net	(57)	(248)	(26)	(71)
Free cash flow	463	3,122	321	1,639